

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2011

Via Email
Amy Seidel, Esq.
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-3901

> **Re: Regis Corp.**
> **Soliciting Materials filed on Schedule 14A**
> **Filed October 5, 12 & 20, 2011**
> **File No. 1-12725**

Dear Ms. Seidel:

We have reviewed your filings and have the following comments.

General

1.   Please characterize each statement or assertion of opinion or belief as such, and
        ensure that a reasonable basis for each opinion or belief exists. In addition,
        support for opinions or beliefs should be self-evident, disclosed in your materials
        or provided to the staff on a supplemental basis with a view toward disclosure.
        We cite the following non-exclusive list of examples of statements or assertions in
        your materials for which support should be provided supplementally and/or which
        should be removed in future filings absent a showing of the basis for the
        assertions made:

> * "Regis has achieved cost savings of $48 million…,";
>
> * "[t]he company was able to reduce its debt by over $490 million…,"; and,
>
> * "[f]rom FY 2009 to FY 2011, Regis implemented $43 million in cost-cutting initiatives and expects that current initiatives will increase this amount such that the cost cuts implemented from FY 2009 to FY 2013 will total $80 to $90 million…"

        Where the basis of support is other documents such as reports and articles,
        provide either complete copies of the documents or sufficient pages of
        information so that we can assess the context of the information upon which you
        rely. Please mark any supporting documents provided to identify the specific

information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

2. We refer to soliciting materials filed on October 5, 2011 in which assertions similar to those cited in comment 1 were made. In those materials, additional reference was made to certain non-GAAP financial metrics. Please provide supplementally support for the statements made in the October 5, 2011 soliciting materials filed (i.e., "assuming no operational changes and 3% inflation, we estimate that each incremental 1.5% same-store sales growth generates $14 million to $15 million in EBITDA or approximately $0.12 in EPS annually.") Further, if you refer to such non-GAAP financial metrics in future filings, please provide the disclosure required by Rule 100 of Regulation G. Refer generally to the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Soliciting Materials filed October 12, 2011

 "Regis is a Market Leader Focused on Sustainable Profitable Growth"

3. In future filings, if reference is made to the "aggressive actions" the leadership team is taking to execute the plan to improve future performance, provide examples of specific tasks that have been completed that fit within each of the action plans noted in the bullet points on page 2 of your letter to shareholders.

4. In future filings, please provide quantitative disclosure that shows the result of actions being taken to drive customer traffic and grow revenue. If you include this disclosure in future filings, please provide support for any assertions made.

"We believe the Starboard Nominees lack crucial experience…"

5. Refer to disclosure in which you cite to the 183% appreciation Regis shareholders enjoyed in their investment during the tenure of three directors who are also up for re-election at this year's annual meeting. It is not apparent that the implied link you assert exists between stock appreciation and the presence on the board of these directors. In future filings, if this reference is made, please revise to clarify that there can be no assurance that the election of Ms. Hoyt and Messrs. Bjellan and Hawn would lead to any positive returns on investment.

Forward Looking Statements

6. We note disclosure in materials filed to date that you "undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise." This assertion is inappropriate as it

is inconsistent with your obligations to update and provide information to shareholders pursuant to Regulation 14A and Rule 14a-9 thereunder. In future filings, please remove the statement.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions